UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report, July 7, 2008	3 – 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”)
2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
June 27, 2008
Item 3 — News Release
The English version and the French translation version of the news release relating to this material change were distributed and filed by CCN Mathews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on June 27, 2008.
Item 4 — Summary of Material Change
Cameco received regulatory approval to pump water out of the flooded Cigar Lake mine.
Item 5 — Full Description of Material Change
See Schedule “A” attached.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad
Senior Vice-President, Governance, Law and Corporate Secretary
Cameco Corporation
(306) 956-6303
Item 9 — Date of Report
July 7, 2008

Schedule “A”
Cameco Updates Progress at Cigar Lake
Saskatoon, Saskatchewan, Canada, June 27, 2008
Cameco Corporation announced today it continues to make progress with remediation at the
Cigar Lake uranium project.
Cameco previously submitted an application to the Canadian Nuclear Safety Commission (CNSC) to allow dewatering of the underground development and all other remediation activities leading up to, but not including, the restart of construction underground.
The CNSC and the Saskatchewan Ministries of Environment and Advanced Education, Employment and Labour have approved Cameco’s plans to pump the water out of the mine and to inspect and safely secure the mine once it is pumped out.
The remainder of the remediation activities specified in the application, including completion of the second shaft and other activities, are under regulatory review. A public hearing before the CNSC is scheduled for September 18, 2008 to formally consider the application.
As previously reported, in February 2008, the underground seal was found effective in a test consisting of lowering the water level in the shaft to 100 metres below surface. In addition, as reported in the first quarter report of 2008, Cameco completed an assessment of two areas of the mine and determined that no additional reinforcement or other precautionary measures were required prior to dewatering.
We expect to pump water out of the mine over several months beginning next week. This will allow us to equip the mine shaft with a ladderway, ventilation ducting, power and communication cables, water pipes and other necessary equipment as the water level goes down. The integrity of the plug will also be assessed at each stage of the process.
We continue to anticipate production startup in 2011 at the earliest. We will be able to provide a firmer production date after the water has been pumped out of the mine, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.
Cameco owns 50% and is operator of the Cigar Lake project located in northern Saskatchewan.
Caution Regarding Forward-Looking Information and Statements
The above Cigar Lake expected production date and certain other statements regarding our plans and expectations for the dewatering and resumption of production are forward-looking information and are based upon the following key assumptions and subject to a number of factors that could cause results to differ materially:
•	we have assumed that our remediation plan and our plans to complete the partially completed second shaft and underground development will succeed and be completed in a timely manner, but that is subject to a number of risks including that the plans do not work as anticipated or takes longer to complete due to construction and other delays;

•	we have made certain assumptions regarding the timing of regulatory approvals, including for conducting surface construction and remediation activities, completing the second shaft, re- commencing underground development and commencing production, but that is subject to a number of risks including that the regulatory approvals take longer to obtain than anticipated;

•	we have assumed that information regarding the condition of the existing underground workings, which condition will not be known until the mine has been dewatered, will not adversely impact our mine and development and production plans in a material way, but that is subject to a number of risks including that underground workings are materially damaged causing material delays to our plans; and

•	we have assumed there is no disruptions to our plans due to among other things: natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of our radiation protection plans; labour disputes; litigation or arbitration proceedings; delay in obtaining or failure to procure the required equipment, operating parts and supplies; equipment failure; a delay in or an inability to obtain the necessary permits and approvals; failure to adhere to regulatory permits and approvals; unexpected geological conditions, including weak ground conditions, or unexpected hydrological conditions, including due to the failure to control ground water; and adverse ground conditions (Cigar Lake risks). The Company is subject to the risk that one or more of the Cigar Lake risks may occur as well as other development or operating risks associated with Cigar Lake, which is a challenging deposit to develop and mine.
If actual results differ materially from the assumptions set out above or if any of the material factors above occur, the Cigar Lake production restart date may differ materially from the expected date that is stated above.
Although Cameco believes the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements which only apply as of the date of this news release. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.
Qualified person
The above scientific and technical information for Cigar Lake was prepared under the supervision of C. Scott Bishop, a professional engineer employed by Cameco as the chief mine engineer of the Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries: Bob Lillie (306) 956-6639
Media inquiries: Lyle Krahn (306) 956-6316

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